NiSource, Columbia ask FERC for its approval by July 31

NiSource Inc. and Columbia Energy Group have filed a joint application with the Federal Energy Regulatory Commission (FERC) seeking necessary approvals of their planned merger under the Federal Power Act (FPA).

The companies said their merger satisfies the requirements of the FPA and the standards defined in the FERC's Merger Policy Statement in that it will not adversely affect competition, impair the effectiveness of regulation, or cause increases in the rates paid by wholesale electric or transmission customers. The joint application requests a decision by July 31, a time period consistent with other recent FERC merger approvals under the FPA.

The two companies said they expect their merger, announced February 28, to close by the end of the year.

The combined company will serve more than 4.1 million customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

"Today's filing is our next step toward creating a super-regional enterprise with access to strategic and operational opportunities that would not be available to us as separate companies," said Gary L. Neale, NiSource chairman, president and chief executive officer. "Together, we will have three elements that are key to success in the increasingly deregulated and competitive energy marketplace: increased size, scope and scale; access to strategic geographic markets, and a broad range of complementary assets."

Oliver G. Richard III, chairman, president and chief executive officer of Columbia, said, "We are enthusiastic about the value the merger will bring to our shareholders, customers and the communities we serve. The combination provides a powerful platform for growth."

The principal subsidiary of NiSource that is subject to FERC jurisdiction under the FPA is Northern Indiana Public Service Company (NIPSCO).

NIPSCO generates and distributes electricity to about 426,000 customers in 30 counties in northern Indiana, owns and operates four coal-fired generating stations, two hydroelectric generating plants and four gas-fired combustion turbine generating units, providing a total system net capability of 3,392 megawatts. NIPSCO's electric retail rates and services in Indiana will continue to be regulated by the Indiana Utility Regulatory Commission following the merger, according to the filing.

The only Columbia subsidiary subject to FPA jurisdiction is Columbia Energy Power Marketing (CEPM) Corp.

The NiSource-Columbia application gives an independent analysis of the potential competitive impact of the proposed merger by an economic expert. The analysis concludes that combining the companies will not adversely impact competition in any relevant product and geographic markets.

Current FERC and state regulatory jurisdiction over the companies' subsidiaries also will remain unchanged following the merger, according to the filing.

NiSource is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. More information about the company is available on the Internet at http://www.nisource.com.

The following is included in accordance with federal securities laws:

Stories in powerhouse on the NiSource-Columbia merger contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed here may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants, and the actions of the federal and state regulators.

Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from NiSource at its web site, http://www.nisource.com, or from Columbia at its web site, http://www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.

A warm quarter, but Columbia still makes $150 million

Columbia Energy Group reported income from continuing operations for the first quarter 2000 of $149.7 million, or $1.83 per share, compared to $160.4 million, or $1.92 per share in the 1999 period.

Excluding a one-time $20.6 million after-tax gain recorded in 1999, related to a producer settlement, income from continuing operations was up $9.9 million, or 16 cents over the same period last year despite eight percent warmer weather. All per share amounts are on a diluted basis.

"I am pleased to report another quarter of solid performance from our operating segments," said Oliver G. Richard III, chairman, president and CEO of Columbia. "While results for the 2000 first quarter were dampened by significantly warmer than normal weather, 14 percent this year compared to six percent warmer than normal in the 1999 period, we maintain our commitment to enhance future results of core businesses through initiatives to expand services and promote cost efficiencies.

"The ongoing implementation of our customer choice programs in most of the distribution service territories continues as planned with over 640,000 customers now enrolled," Richard said. "The transmission and storage segment continues to hold down costs while remaining on track with various expansion projects that will increase transportation services and provide additional revenues. First quarter 2000 results from continuing operations improved $5.3 million after-tax due to savings realized from Columbia Gas Transmission's (TCO) voluntary incentive retirement program, which provided early retirement for certain employees. This program, which was very successful at TCO, is being rolled out to certain other subsidiaries and will reduce labor and benefit costs for these operations as well.

"Columbia's exploration and production operations posted impressive first quarter results, with operating income more than tripled and gas production volumes up 33 percent over the 1999 period. In addition, we are already beginning to realize cost savings from our system-wide procurement project that is in the early stages of implementation," Richard said.

"As previously announced, we completed our analysis of strategic alternatives and have executed a definitive merger agreement with NiSource Inc., an Indiana-based utility holding company with operations primarily in electricity, natural gas and water. The combination of our two companies will result in an energy powerhouse that will be the nation's second largest gas company with operations stretching from the Gulf of Mexico to the Northeast, with access to 30% of the U.S. population and 40 percent of U.S. energy consumption," Richard stated. He also said both Columbia and NiSource are committed to completing a seamless integration of the two companies. The transaction, subject to shareholder and regulatory approval, is expected to be completed by year-end. Richard said that filings already have been made with several state and federal regulatory agencies.

Net income for the first quarter of 2000 was $149.7 million, or $1.83 per share. In the same period last year net income was $150.4 million, or $1.80 per share, which included a loss from discontinued operations of $10 million. Total revenues for the first quarter of 2000 were $1,267.6 million versus $1,301 million in 1999.

First Quarter Results by Segment

Transmission and storage segment's first quarter 2000 operating income was $123.9 million, down $20.3 million from the same period last year. The decrease was largely due to gains recorded in 1999 related to the producer settlement and additional base gas sales. Partially offsetting these decreases was an $8.1 million improvement from TCO's voluntary incentive retirement program and increased transportation revenues from market expansion and Columbia Gulf Transmission's Mainline '99 expansion projects. Despite eight percent warmer weather, the distribution segment's first quarter 2000 operating income of $131.2 million was essentially unchanged from last year. First quarter results for both years were impacted by warmer than normal weather, 14%in 2000 and six percent last year. The negative weather impact was primarily offset by lower operating expenses.

Operating income of $20.8 million for exploration and production rose $15.2 million over the 1999 first quarter, reflecting a 33% gain in gas production and a 37% increase in gas prices. First quarter 2000 production of 14.1 billion cubic feet (Bcf) benefited from new production coming on-line and reduced capacity constraints that hampered production last year. Prices received for natural gas production averaged $3.34 per thousand cubic feet (Mcf), up 90 cents per Mcf from the 1999 period.

Energy marketing reported operating income of $9.7 million for the 2000 first quarter versus an operating loss of $700,000 in 1999. Columbia Energy Services' mass marketing business posted a $4.4 million operating loss in the 2000 first quarter, an improvement of $6.1 million over last year, reflecting lower operating expenses partly due to reduced customer acquisition costs. The rest of the improvement was attributable primarily to expanded propane operations resulting from several acquisitions last year.

Operating income for the power generation, LNG and other segment was $200,000 in the 2000 first quarter compared to an operating loss of $600,000 in the 1999 period, primarily reflecting reduced operation and maintenance costs.

The corporate segment had an operating loss of $2.4 million in the 2000 first quarter. It reported operating income of $5 million in the 1999 period primarily due to a gain of $6.9 million for the parent company's portion of TCO's producer settlement.

Other Income, Interest Expense and Taxes

         Interest income and other, net for the first quarter of 2000 of $1.4 million, was down $2.6 million, due to a $2.9 million 1999 gain from the sale of coal properties. Interest expense and related charges of $45.7 million increased $8.2 million primarily due to additional short-term borrowings utilized for the stock repurchase program and recent acquisitions as well as higher interest rates. Income tax expense of $89.4 million in 2000 was essentially unchanged from the 1999 first quarter.

              (See forward-looking statement at bottom of page 4.)

What is all this legalese, anyway?

When Columbia employees received a letter recently from the Columbia and NiSource CEOs, they may have wondered about the attachment containing a pair of lengthy legal statements. (A similar statement appears at the end of the accompanying story on this page.)

These statements - referred to as legends - must be included in all merger-related information distributed publicly, including material provided to employees. This is in accordance with federal securities law.

Under U.S. Securities and Exchange Commission (SEC) rules, companies cannot promote a transaction from the time they sign an agreement until the mailing of a proxy statement. Realizing that the rule actually prevented shareholders from receiving adequate information about a transaction, the SEC amended its regulations Jan. 24 to permit more open communication.

While companies can still choose to operate under the previous, more restrictive regulation, NiSource and Columbia have opted for more open communication under the new rules. This option carries two requirements: 1.) print a legend on each document urging readers to also consult the official proxy statement/prospectus for further information; and 2.) file each document with the SEC, on the day it is first communicated by the companies, o make the information available to all shareholders and potential investors.

The "forward-looking statements" legend alerts readers that although the companies may make projections or state expectations within a document, some factors -- including many that are outside of the companies' control-- may cause the companies to fail to achieve projected results and expectations. Readers are advised to keep those risk factors in perspective when reviewing the document.